DLA Piper Rudnick Gray Cary US LLP
1200 Nineteenth Street, N.W.
Washington, D.C. 20036-2412
T 202.861.3900
F 202.223.2085
W www.dlapiper.com

NANCY A. SPANGLER
nancy.spangler@dlapiper.com
T 703.773.4021 F 703.773.5021

July 7, 2005

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C.  20549-0305

Attn:  Larry Spirgel, Assistant Director

Re:                               Eschelon Telecom, Inc.
Amendment No. 1 to Form S-1
Filed June 15, 2005
File No. 333-124703

Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31, 2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May 16, 2005
File No. 000-50706

Dear Mr. Spirgel:

This letter is submitted on behalf of Eschelon Telecom, Inc. (“Eschelon” or the “Company”) in response to the comments set forth in your letter to Richard A. Smith, President and Chief Executive Officer, dated June 28, 2005, regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-124703).  This letter should be read in conjunction with Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today with the SEC via EDGAR.

Certain responses set forth below reflect discussions between Eschelon representatives and its independent auditors and legal counsel and representatives of the underwriters and their legal counsel.  However, Eschelon has reviewed and approved all of the responses set forth below.  The supplemental information referred to in this letter will be forwarded separately to Mr. Daniel Zimmerman at the SEC.

For your convenience, we have set forth below each of your numbered comments, followed by the response of Eschelon.

Serving clients globally

General

1.                                      Please note that we will send you any comments on your pending request for confidential treatment by separate letter.  All confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Eschelon Response:  The Company notes the Staff’s comment and will respond under separate cover to the Staff’s comments on the Company’s pending request for confidential treatment.  Please be advised that the Company is also filing a confidential treatment request with respect to Exhibit 10.7.9, which is being filed with Amendment No. 2.

Amendment No. 1 to Form S-1

Summary Consolidated Historical and Pro Forma Financial and Other Data, page 5
Selected Consolidated Financial and Other Data, page 25

2.                                      Please refer to prior comments 10 and 12.  As previously requested, delete the pro forma EBITDA and cash flows presented as a measure of your liquidity.  We do not believe that your pro forma cash flows are factually supportable.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

3.                                      Please refer to prior comment 11.  Since your wholly-owned subsidiary has registered debt, present the ratio of earnings to fixed charges.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Risk Factors, page 9

The communications market in which we operate is highly competitive..., page 14

4.                                      We note your response to prior comment 17.  Please revise to disclose your supplemental explanation in the Overview subsection of your Management’s Discussion and Analysis and in the Competition subsection of your Business discussion.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Notes to Unaudited Pro Forma Combined Financial Statements, page 32

5.                                      Please refer to prior comment 19.  Delete this adjustment since it is not appropriate to include interest income from the use of proceeds from an offering.  You may provide this in a disclosure in the footnotes.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Management’s Discussion and Analysis, page 33

Key Components of Results of Operations, page 34

Revenue, page 34

6.                                      Please refer to prior comment 22.  Tell us in detail the nature of the arrangement involving non-recurring network services and your basis for your accounting.  Include in your response references to the appropriate accounting literature.

Eschelon Response:  The Company bills a customer a one-time installation fee related to the initial set-up of the customer’s service.  The Company believes this accounting is appropriate based on its review of SAB 104, “Revenue Recognition”. Under the delivery and performance questions and answer section of SAB 104, the Staff sets forth a number of examples of situations were registrants receive upfront fees from customers that do not constitute a separate earnings event, and therefore the revenue is properly deferred and recognized over the life of the customer agreement. The Company has determined that its one-time installation fees do not represent a separate earnings event since the terms, conditions and amount of these fees are negotiated in conjunction with the pricing of all the elements of the arrangement.  As described in SAB 104, the customer would ascribe a significantly lower, and perhaps no, value to elements ostensibly associated with the up-front fee in the absence of the Company’s performance of other contract elements. Because the one-time installation fee represents an upfront fee, the Company has appropriately deferred this revenue and is recognizing it over the average life of a customer.

Results of Operation, page 36

Three Months Ended March 31, 2005 compared to Three Months Ended March 31, 2004, page 37

Network Services, page 38

7.                                      Please refer to prior comments 25 and 37 and your statement that Global Crossing has the “contractual right” (but is not required) to pass charges through to the Company.

Please tell us how you are accounting for this contractual right.  Include in your response references to the appropriate accounting literature.

Eschelon Response:  Under the terms of the Company’s agreement with Global Crossing, Global Crossing had the contractual ability to bill the Company for pass-through charges associated with monthly charges billed to Global Crossing from local exchange carriers. Throughout the life of the agreement, the Company periodically reviewed the contract terms and billings with Global Crossing executives and had reason to believe that Global Crossing would never pass through full PICC charges.  The Global Crossing executive in charge of setting pricing recently confirmed that Global Crossing chose not to pass through full PICC charges in order to keep their rates competitive.  In addition, the contract stated that Global Crossing had a duty to bill in a timely manner and was prohibited from back billing for a period of greater than 180 days.  As a result, the Company concluded that it did not have a liability to accrue because it was not probable that the Company would ever be billed for these charges, as is required by SFAS 5, “Accounting for Contingencies”. As discussed in the Company’s response to prior Comment No. 25, in November 2004, Global Crossing elected to back-bill the Company for four years worth of monthly PICC charges. The Company believes this was largely the result of new management at Global Crossing.  The Company disputed Global Crossing’s ability to back-bill these charges, which resulted in the Global Crossing litigation.  On June 21, 2005, the Company and Global Crossing settled this dispute.

Recent Accounting Pronouncements, page 49

8.                                      Please refer to prior comment 49.  The Preferred Stock is required to be redeemed in June 2012 (date certain) unless previously redeemed or converted by the holder and therefore, within the scope of SFAS 150.  Refer to FSP 150-3.  Please revise.

Eschelon Response:  The Company believes that its current accounting for its preferred stock is appropriate based on its conclusion that both classes of preferred stock are considered contingently redeemable, and therefore outside the scope of SFAS 150. As the Company stated in response to prior Comment No. 49, it has concluded that its outstanding preferred stock does not meet the definition of a mandatorily redeemable financial instrument as set forth in SFAS 150. SFAS 150 defines a mandatorily redeemable financial instrument as “[a]ny of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.” Although the shares of preferred stock will be redeemed in June 2012 if not previously redeemed or converted, that event is not certain of occurrence because of the other conversion and redemption features of the preferred stock (as described below).  The Company has concluded that because these other conversion and redemption features exist, the preferred stock does not fall within the scope of SFAS 150.  In addition to paragraph B25 of SFAS 150 mentioned in its previous response, the Company also considered the provisions of paragraph A9 of SFAS 150, which reads:

For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of common shares during the first 10 years. Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares. However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value.

Because the holders of the preferred stock have the ability to convert their shares at any time (similar to holders of the shares in the example in paragraph A9), the shares of preferred stock are contingently redeemable and therefore outside the scope of SFAS 150.

In addition, the Company has reviewed the provisions of FSP 150-3, which dealt with the deferral of the effective date of SFAS 150 for certain companies and believes that it has appropriately applied the provisions of FSP 150-3.

Business, page 50

Our Business Strengths, page 51

Leading Position in Our Markets, page 51

9.                                      We note your response to prior comment 30, particularly the quantitative estimates of your market share in your markets.  Please revise the prospectus to disclose this information with appropriate explanations that clarify your market share relative to any leading competitors that are not competitive local exchange carriers.  Additionally, please disclose the date of the market survey.

Eschelon Response:  The Company has revised the disclosure to clarify the Company’s market position relative to non-competitive local exchange carriers in accordance with the Staff’s comment.  The Company respectfully submits that the market survey and internal data maintained by the Company supports the Company’s position as a leading competitive services provider in its geographic markets.  The survey illustrates the Company’s relative market share among the CLEC competitors in a given market.  The Company does not believe, however, this data is precise enough to include estimated market share data on a quantitative basis.

Our Customers, page 54

10.                               We note your revisions in response to prior comment 34.  Please further revise to clarify what you mean by “pro forma” in this context.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Financial Statements

Note 1.  Goodwill and Other Intangible Assets, page F-10

11.                               Please refer to prior comments 51 and 54.  It appears to us that these costs should be classified as cost of revenue.  Revise or provide us with the specific accounting literature that supports your conclusion.

Eschelon Response:  Customer installation costs consist of expenses such as internal labor costs and non-recurring one-time installation fees. The Company believes that under SFAS 142, “Goodwill and Other Intangible Assets”, which carried forward the provisions of APB 17 related to accounting for internally developed intangible assets, capitalization of these expenses is appropriate. The Company has determined that based on the number of customers it has, which currently exceeds 50,000, utilizing an average customer life to calculate amortization of capitalized customer installation costs is both appropriate and practical.  In its summary of SFAS 142, FASB notes:

The useful life of an intangible asset is defined in the glossary of Statement 142 as “the period over which an asset is expected to contribute directly or indirectly to future cash flows.” There is a direct link, therefore, between the period over which an entity estimates future cash flows for a renewable intangible asset under Statement 141 and the period over which that asset is amortized under Statement 142. As described in paragraph B44 of Statement 142, the Board concluded that “the amortization periods for intangible assets should generally reflect those useful lives and, by extension, the cash flow streams associated with them.”

The Company believes its method of amortizing customer installation costs fully complies with this principle and notes the FASB’s use of the word “expected” in describing amortization period rather than the word “actual.”  The Company also believes that it would be impractical, unduly burdensome and unnecessary to track the actual customer life of each one of its more than 50,000 customers in order to calculate amortization expense.  All of the Company’s network services customers are small business (an average customer bill is roughly $350 per month), and its largest network services customer represents less than 1% of its total revenue. Therefore, the loss of a single customer is never material to the Company’s financial results.

Furthermore, the Company utilizes the same average customer life method in amortizing its non-recurring customer installation revenue.  Therefore, the Company believes that it is appropriate that installation revenue and cost be amortized using the same method in keeping with the principle of matching revenue with cost.

Regarding classification of amortization expense within the Company’s income statement, the Company believes it is also appropriate to include amortization of customer intangibles in depreciation and amortization expense, rather than as a cost of sales.  SAB Topic 11 B. specifically states that:

If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: … “Cost of goods sold (exclusive of depreciation shown separately below).”  To avoid placing undue emphasis on “cash flow,” depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.

The Company has added the parenthetical phrase “(exclusive of depreciation and amortization shown separately below)” to its cost of sales line item.  In doing so, the Company’s reporting method is substantially similar to other public registrants in its industry, most notably US LEC and McLeod USA.  The Company does not believe it would be appropriate to include amortization of long-lived assets as a cost of revenue.

Note 4.  Notes Payable, page F-18

12.                               Please refer to prior comment 57.  We understand that Eschelon Operating Company is a wholly owned finance subsidiary and you and the wholly-owned subsidiaries of Eschelon Operating Company are guarantors of the registered debt.  Please provide condensed consolidating financial information as required under Rule 3-10(d)(4) of Regulation S-X.  Also refer to the footnotes of paragraph (d).

Eschelon Response:   The Company’s corporate structure consists of Eschelon Operating Company, the sole first tier subsidiary, which in turn, holds 100% of the stock of second tier subsidiaries (the “Second Tier Subs”).  The Company is the operating entity of this consolidated group and is a full and unconditional guarantor of the 8 3/8% senior second secured notes issued by Eschelon Operating Company (the “Notes”).  The Company believes that each of Eschelon Operating Company and the Second Tier Subs is a “finance subsidiary” as such term is defined under Rule 3-10 of Regulation S-X.  In addition to the Company, each of the Second Tier Subs also fully and unconditionally guaranteed the Notes on a joint and several basis and was formed solely to facilitate the financing structure.  While each Second Tier Sub holds a public utilities commission license for a particular geographic region, it does not have assets, revenues or cash flows other than those related to the Notes.  The Second Tier Subs do not have any independent operating activities.  The Company believes it is appropriate to view Eschelon Operating Company and the Second Tier Subs as a whole as a “finance subsidiary.”  Accordingly, the Company believes that Rule 3-10(b) is applicable and, as a result, it is not required to provide the condensed consolidating financial information required by Rule 3-10(d)(4) of Regulation S-X.

Note 8.  Capital Stock, page F-24

Stock Options, page F-25

13.                               Please refer to prior comment 58.  We may have further comments after we review your response to our comment below concerning the fair value of your stock options.

Eschelon Response:  The Company acknowledges the Staff’s comment.

14.                               Please refer to prior comments 60 and 61.  For each contemporaneous appraisal (June 27, 2002, August 14, 2003 and December 31, 2004), tell us the amount of the enterprise value and how the enterprise value was allocated between common and preferred stock.  Also tell us the fair value of the common and preferred stocks as of the date of each appraisal.

Eschelon Response:  The Company engaged an independent third party appraisal firm (the “independent appraiser”) to conduct independent appraisals of the Company’s common stock.  The independent appraiser did not provide an appraisal of the preferred stock. In the June 27, 2002 and December 31, 2004 appraisals, the independent appraiser did not provide an overall “enterprise value”.  It did so in the August 14, 2003 appraisal and allocated the enterprise value as follows (in millions):

	Low	High
Concluded Business Enterprise Value	$129.3	$169.3
Less Long Term Debt	63.9	63.9
	56.1	96.1
Allocation to Series A Preferred Stock	59.0	86.0
Common Shareholders’ Equity	$0	$10.1

The range of the fair value of the common stock determined by the independent appraiser as of the date of each appraisal was as follows:

Date of Appraisal	Fair Value of Common Stock
June 27, 2002	$0.05 to $0.10
August 14, 2003	$0.00 to $0.40
December 31, 2004	$0.20 to $0.30

The board determined that the fair value of the Series A preferred stock was $0.51 per share at June 27, 2002; and that the fair value of the Series B preferred stock at December 31, 2004 was $0.75 per share.

15.                               We note that the contemporaneous appraisal as of June 27, 2002, August 14, 2003 and December 31, 2004 provided the basis for the fair value of options granted thereafter.  For each stock option granted after the appraisal, please tell us in more detail how you considered each factor that you identify in your response, including the proposed initial public offering to determine fair value, and how you quantified each factor.  Also, tell us the fair value assigned as of each grant date.  We note the following facts and circumstances:

•                  In your prospectus summary, you represented that revenues grew at an annual growth rate of 37.7%.

•                  In the Selected Consolidated Financial Data, your adjusted EBITDA, which you use to assess operational performance, significantly improved from ($2.7 million) in 2002 to $14.5 million in 2003 and to $25.4 million in 2004.

•                  Cash flows provided by operating activities increased from ($2.8) million in 2002 to $16.7 million in 2003 and to $25.4 million in 2004.

•                  Other operating data disclosed under Selected Consolidated Financial Data on 27 reflected significant year-over-year growth in the voice lines and data lines in service and percent of lines on switch.

Eschelon Response:  The Company made the following option grants since January 1, 2003:

Grant Date	Number of Options	Exercise Price	Fair Value	Intrinsic Value	Date of Contemporaneous Valuation Used

2/7/2003	10,004,966	$0.05	$0.05	$0.00	June 27, 2002
2/20/2003	356,217	$0.05	$0.05	$0.00	June 27, 2002
5/22/2003	638,800	$0.05	$0.05	$0.00	June 27, 2002
8/14/2003	133,083	$0.05	$0.05	$0.00	June 27, 2002
11/13/2003	124,850	$0.10	$0.10	$0.00	August 14, 2003 (1)
3/15/2004	277,617	$0.10	$0.10	$0.00	August 14, 2003
5/20/2004	981,817	$0.10	$0.10	$0.00	August 14, 2003
8/12/2004	112,150	$0.10	$0.10	$0.00	August 14, 2003
1/3/2005	147,100	$0.10	$0.10	$0.00	August 14, 2003
4/1/2005	996,150	$0.20	$0.20	$0.00	December 31, 2004 (2)
4/29/2005	3,000,000	$0.50	$0.50	$0.00	December 31, 2004
5/19/2005	148,350	$0.50	$0.50	$0.00	April 29, 2005 (3)
7/1/2005	104,051	$0.50	$0.50	$0.00	April 29, 2005

(1)          Received December 11, 2003.

(2)          Received March 2, 2005.

(3)          Received June 17, 2005.

At all dates, the board considered the fact that the common stock underlying the options was a non-marketable, non-controlling interest and that the preferred stock carried with it substantial rights and preferences, including in the case of the Series A preferred stock a liquidation preference equal to two times the Series A preferred stock purchase price.  The board also considered that the telecommunications industry experienced a serious downturn in 2002 that continued throughout 2003, which was affecting the Company’s growth potential.

The following summarizes the basis of the fair market value determinations as of each of the dates specified.

January to August 2003.  When determining the fair value of the common stock, the board considered not only the independent appraisal, but also the state of the Company’s operations.  The Company recapitalized its debt and equity in June 2002 as a way to bolster the Company’s solvency and liquidity and to avoid going concern issues.  The Company continued to experience recurring losses during the remainder of 2002 and for the first half of 2003 and required additional capital.  The board also considered that the Series A preferred stock carried a liquidation preference equal to two times the Series A preferred stock purchase price and that this, together with the Company’s substantial debt and then-current operating results, made it unlikely that the common stock was worth more than a nominal amount.  At each of the grant dates from January through August 2003, the board determined that the fair market value of its common stock was $0.05 per share.

November 2003 to January 3, 2005.  The board received a second independent appraisal in December 2003 that was as of August 14, 2003.  The board continued to consider the factors set forth above.  The Company was beginning to see improvement in its operations, but it continued to sustain significant operating losses and continued to be in need of substantial additional capital.  In March 2004, Eschelon Operating Company issued $100 million of senior secured notes in order to repay debt and provide additional liquidity to the Company.  Because of the discount and expenses associated with the issuance of the notes, Eschelon Operating Company received only $78.6 million of which $67.0 million was used to repay existing debt.  The notes, combined with the $95.5 million liquidation preference of the Series A preferred stock, represented a $195.5 million priority in the Company’s consolidated capital structure through the third quarter of 2004.  In the fourth quarter of 2004, Eschelon Operating Company issued an additional $65 million of senior secured notes in order to finance the acquisition of ATI and the Company issued $15 million of Series B preferred stock.  Although the Company’s operations were improving, the substantial new debt depressed the value of the common stock.  Thus, the board increased the fair value to only $0.10 per share.

April 1, 2005.  The board received a third independent appraisal in March 2005 that was as of December 31, 2004.  The board continued to consider the factors set forth above.  Operationally, the Company continued to improve and the ATI integration was progressing, although significant work remained.  At the end of March 2005, the Company began earnest discussions with underwriters regarding a potential public offering.  The board issued options on April 1, 2005 and determined that the fair value of the common stock was $0.20.

April 29, 2005 to present.  As the second quarter progressed, the Company continued to realize the results of the ATI integration.  The board continued to evaluate the results of the Company’s operations, its prospects and the increasing likelihood, although not certainty, that a public offering would be consummated, and determined that the fair market value of the common stock should increase to $0.50 per share.  The board believes that the discount to the public offering price is appropriate given that the IPO market is particularly volatile.  On June 17, 2005, the Company received an update from the independent appraiser with respect to the fair market value of the common stock as of April 29, 2005 which was consistent with the board’s determination of valuation on such date.

16.                               Please tell us in detail what caused the fair market value of the Company’s common stock to decrease from $0.40 as of August 14, 2003 to $0.20-0.30 as of December 31, 2004.

Eschelon Response:  As set forth in response to Comment 14 and in our response to prior Comment 60, the appraised value of the common stock as of August 14, 2003 was not $0.40 per share, but was in a range from $0 to $0.40 per share.  Based on the appraisal and the other factors previously discussed, the board determined that the fair market value of the common stock was $0.10 per share between August 14, 2003 and December 31, 2004.  Following the receipt of the December 31, 2004 appraisal and considering other factors at that time, the board determined that the fair market value had increased to $0.20 per share, again within the range of the contemporaneous appraisal.  Thus, the fair market value of the Company’s common stock as determined by the board increased during this period.

17.                               Please disclose in our Management’s Discussion and Analysis the following information:

•                  A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•                  A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

•                  The valuation alternative selected, including any alternative means to determine fair value.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

18.                               Please disclose the following for all equity instruments issued during the 12 months prior to the date of the most recent balance sheet included in the Form S-1 (in tabular format):

•                  For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts);

•                  The date of the contemporaneous valuation used to assess the fair value at each grant date;

Eschelon Response:  The Company has provided the disclosure in accordance with the Staff’s comment.

Restricted Common Stock, page F-27

19.                               Please refer to prior comment 62.  Please tell us how you determined the fair value of the restricted stock.  Also tell us why the compensation expense is not recognized over the vesting period.

Eschelon Response:  The Company’s board used the fair value for its common stock which it determined as set forth in the response to Comment No. 15 and in prior Comments No. 60, 61 and 62, when it granted the restricted stock, 2.5 million shares of which were issued in February 2003, and 140,365 of which were issued on April 1, 2005.  The compensation expense is being recognized over the vesting period and is explained in Note 8 of the Notes to the Company’s Consolidated Financial Statements.

Note 9.  Income Taxes, page F-27

20.                               Please refer to prior comment 63.  Please revise the fourth caption to “fixture utilization of net operating loss carryforwards.”  Since the caption represents two separate items involving the utilization of net operating loss carryforwards and an adjustment to the valuation allowance account, please disaggregate these items.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

21.                               We note your response to our prior comment 66.  Please update the financial statements to include subsequent events, including the issuance of additional stock options, restricted stock, and other unregistered securities.

Eschelon Response:  The Company has revised the disclosure in accordance with the Staff’s comment.

Advanced TelCom, Inc. Financial Statements

Unaudited Consolidated Financial Statements, pages F-44 to F-52

22.                               Please refer to prior comment 47.  We understand that you will provide audited financial statements.  Please also provide the consent of the Independent Registered Public Accounting Firm.

Eschelon Response:  The Company and Ernst & Young LLP continue to work on the audit of the consolidated financial statements of ATI and its subsidiary for the year ended December 31, 2004.  We anticipate filing those financial statements and the related consent in our next amendment.

*  *  *  *  *

Further comments or requests for information should be directed to the undersigned at 703-773-4021.  Thank you for your attention to this matter.

Sincerely,

DLA PIPER RUDNICK GRAY CARY US LLP

/s/ Nancy A. Spangler
Nancy A. Spangler

cc:	Richard A. Smith
Edwin M. Martin, Jr., Esq.